UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

EXPLANATORY NOTE

On May 4, 2026, the board of directors (the “Board”) of Psyence Biomedical Ltd. (the “Company”) approved a resolution to amend and restate the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (the “Plan”) to correct a typographical error in Section 4(b).

The foregoing description of the amended and restated Plan (the “First Amended and Restated Plan”) does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amended and Restated Plan, which is furnished as Exhibit 10.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Psyence Biomedical Ltd. 2023 First Amended and Restated Equity Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2026

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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